Filed by Metromile, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Metromile, Inc.

(Commission File No. 001-39484)

The following updated FAQs, which were made available to employees of Metromile, Inc. (“Metromile” or the “Company”) on November 19, 2021, are being filed in connection with the acquisition of Metromile by Lemonade, Inc. (“Lemonade”).

Lemonade Q&A

(Last updated Nov. 19, 2021)

General Information on the Deal

●	Lemonade & Metromile signed an agreement on Monday, November 8, 2021 for Lemonade to acquire Metromile, to create the world’s most impactful car insurance platform and product.
●	Lemonade is growing very rapidly and whether you ultimately join the Car division or the broader organization, we’ll be building this company together.
●	Nearly everyone will have roles awaiting them in the combined company, this is one of the reasons why we’re joining forces.
●	Even though we’ve signed the agreement, the close of this deal is not anticipated for 4 to 6 months, subject to regulatory and Metromile shareholder approvals and other customary closing conditions.
●	We’ll be working closely with Lemonade on more detailed planning for the future.
●	While we don’t have all the answers yet, we’ll be forthcoming and deliberate about the details and how it may impact you. We’ll continue to track questions, communicate and add answers here as they become available.

Timeline

11/8/2021	Next 4-6 Months	By End of Q2, 2022	2H & Beyond
Deal is signed & announced publicly	Regulatory approvals, Future Planning, Shareholder vote	Deal closes	Integration continues throughout 2022

Q&A

●	Your Employment, Compensation, & Career
●	Work Locations & Future Footprint
●	Deal Timing & Details
●	Broader Company-Related Topics
●	Future Metromilers & Hiring

Your Employment, Compensation, & Career

Here are some of the questions we expect you have that we can answer now.

Will I have a job?

Lemonade is growing very rapidly and whether you ultimately join the Car Company or the broader organization, we will be building this company together. Nearly everyone will have roles awaiting them in the combined company, this is one of the reasons why we’re joining forces. They are very attracted to our talented team. There is a very small number who do not — they have all been spoken to, so if you haven’t been informed — this isn’t you.

If you don’t have a place, you should feel safe and secure. You will be taken care of.

Will my job be comparable to what I have today? Will my salary and comp change?

In the coming weeks we’ll be setting up sessions to discuss roles in more detail, but we expect that the terms of your employment will remain substantially the same, your salaries will be competitive and equitable, and total compensation will either be more or the same as you’re making today.

When will we have more concrete information about our roles at Lemonade?

We’re committed to offering clarity on your role with Lemonade by December 31. This includes an All Hands to get to know the Lemonade team followed by 1:1 role clarity sessions for most that will focus on compensation, role, and department details.

Will my benefits, vacation change?

Metromile’s benefits and vacation will remain in place until the deal closes, which is anticipated to take four to six months. Most immediately, this means you should still complete open enrollment for 2022 benefits. As the planning continues, we’ll be able to share more.

What is Lemonade’s time off policy? Can we get a summary of their employee benefits? What about those that are planning to take a sabbatical?

Until the closing date, your benefits with Metromile will remain the same, as we’ll continue to operate as an independent company. We’re working with the Lemonade team to provide a summary of their employee benefits and we will share them with you prior to any enrollment period. To answer the question very directly—yes, we will certainly provide more information regarding Lemonade’s employee benefits closer to the closing date, and in any event, prior to any enrollment period.

Once we have the summary of Lemonade’s employee benefits, we’ll be able to share more details about their time off policy. We do know that they offer an accrued PTO policy rather than an unlimited time off policy.

Our anniversary gifts will continue at least until the closing. If you have a planned sabbatical that will happen after closing, talk to your manager and the people team.

Is there a 401(k) match at Lemonade?

Lemonade does currently have a 401(k) program with a match. We’re gathering further details about their 401(k) plan, including the details of the match, and we will provide them to you closer to the closing date. We’ll continue to operate our match in the meantime, and will be funding 401(k) matches for Q3 within the next week or two.

What happens to my RSU’s and options? Can I trade between sign and close?

Your outstanding equity awards will generally be converted into corresponding awards with respect to Lemonade common stock at closing based on the exchange ratio of 19:1. Your award vesting will continue and you’ll be able to trade, subject to the same rules and open windows as existed previously.

What about unvested options? Do we still get 19:1?

Unvested Metromile options will convert into unvested Lemonade options based on the 19:1 exchange ratio when the deal closes and keep their existing vesting schedule. What is important to keep in mind is that the 19:1 exchange ratio refers to the number of shares—which will change— not the intrinsic value of the grant—which does not.

Does the exercise price for options change?

Yes. The exercise price of Metromile options will be adjusted based on the exchange ratio (exercise price multiplied by 19). This adjustment is necessary to retain the intrinsic value of the options, as measured immediately prior to and immediately following the closing.

Does this news change our trading window?

For now our open trading window and blackout schedule will stay the same, provided you were not aware of the deal prior to signing and do not have MNPI regarding Metromile. We’ll be sure to update you if that changes as we approach the close of the deal.

Can we buy Lemonade stock now?

Not right now, no. There are a few reasons why MM-ers are restricted from trading Lemonade:

1.	You knew about the deal before Dan shared it with the whole company on Monday.
2.	You have MNPI about Metromile or Lemonade.
3.	It’s a blackout period for Metromile.

At the moment, #3 applies to all of us. When the blackout period ends, two trading days after our earnings, it’s possible that you will not fall into either groups 1 or 2, at which point you could legally trade Lemonade shares. If you fall into group 1 or 2, though, this restriction will not end with the blackout period, and the compliance team will let you know when it’s ok to trade in Lemonade securities.

Do our blackout periods now apply to Lemonade stock as well?

They do—anyone in a Metromile blackout period may not trade in Lemonade securities during that same blackout period (and also for a couple of other reasons, as outlined above).

Visa employees: How does this impact my work authorization status?

If required, your work visa will be transferred to Lemonade by or shortly after the deal closes.

Does this change the current development feedback cycle?

The current development feedback cycle will continue as is, with our goal being to finish reviews before Thanksgiving. Again, for the time being it’ s business as usual.

Do I still need to complete open enrollment?

Yes, you must still complete open enrollment! Our benefits will stay in place until the close.

What happens to Metromile’s anniversary gift program?

Our anniversary gifts will continue at least until close. We will evaluate the gifts to align with Lemonade’s benefits and recognition program as we eventually become one unified team.

Do they offer relocation assistance in the case we’re required to move? Do they have set severance packages for those who cannot move? Would there be an instance where salary is reduced 15% - 19% and therefore the individual does not qualify for the severance?

The Lemonade team is eager to retain our team and has shared with us that compensation will be the same or better. Lemonade will assess each individual’s total compensation to ensure competitiveness. If your base and/or equity compensation is competitive and equitable for your role, you shouldn’t expect any changes.

However, Lemonade has agreed to include employee protections in connection with the business combination as a sign of good faith.

Meaningful severance will be triggered if any of the following occurs to you within the 12 month period following the closing date:

●	Termination of your employment without cause;
●	Reduction of your base salary or target equity compensation by 20% or more; or
●	Relocation of your principal place of employment that increases your one-way commute by more than 50 miles.

Does Lemonade offer employees stock options and/or do they offer performance bonuses? Can we get a refresher upon closing?

We’re gathering further details about their equity compensation and will provide them closer to the closing date. Lemonade will be reevaluating compensation packages to ensure that your total compensation is at market. If your total compensation is substantially lower than what is considered market for your role, then Lemonade plans to address this.

What happens with roles that are duplicates? Would we be able to interview for other roles if ours is deemed redundant?

We expect to continue the Metromile platform and systems through at least December 2022 and potentially for some time thereafter, and we will need our teams in their current roles to be able to support Metromile. As far as future roles, if there is a duplicate role at Lemonade or Metromile, team members will need to interview and there is a commitment from the Lemonade team that the most qualified candidates will get the job, whether with Lemonade or Metromile.

And yes, given Lemonade’s hiring goals, we expect that they will encourage Metromilers to interview for other open roles at Lemonade.

Work Locations & Future Footprint

With Metromilers living in nearly 30 states, we know you have questions about our office plans and if you can continue working remotely.

Until the deal closes, we remain an independent company and you can continue working in your preferred location. Lemonade has a “hub” model to help keep employees together, and they will be establishing Boston and San Francisco as new hubs. Scottsdale, AZ is already one of their hubs. We expect fully remote employees will be part of an exception process that Lemonade has in place for their own fully remote employees.

Is the Tempe office going to stay open or close?

For now, the Tempe and SF offices will continue to move through the office reopening phases until we learn more about our facilities’ needs.

Deal Timing & Details

Are there any contingencies to the deal? Is this deal pending approval of shareholders?

There are some contingencies to the deal, including the receipt of certain regulatory approvals and a Metromile shareholder vote. The deal is expected to close in the second quarter of 2022. In the meantime, we do need to continue operating as a distinct and separate company from Lemonade.

What are the milestones/metrics throughout this acquisition that need to be met for the leadership team to get their retention awards and transition incentives?

Both sides have identified the need to effectively plan and transition for the joining of companies to be as seamless and successful as possible. Given this objective, Lemonade and Metromile are working to determine the right forms and incentives for those who are critical to the combined companies going forward and through integration. Additionally, there will be more analysis around current pay and what additional compensation is needed to retain our employees. Your Leadership Team member will be involved in these discussions.

Broader Company-Related Topics

What will happen to the Metromile name?

The Metromile name will remain in place at least until the deal closes, and we’ll know more as the process progresses. The one thing we know for sure: Metromile will forever live on in spirit — and all of our swag!

Are our values aligned?

Absolutely. It’s one of the things that really attracted us to Lemonade, along with shared visions. Lemonade’s CEO called us “kindred spirits”, and we agree! You can read more about their values here, but in short they are:

●	We’re LMND owners: We’re driven, self-motivated, and always act in Lemonade’s best interest
●	We’re makers: We take pride in our craft
●	We’re straightforward: We keep it real, direct, and to the point
●	We’re bold: We’re decisive nonconformists with a challenger spirit
●	We’re big hearted: We’re friendly, respectful, and embrace each other’s differences
●	We’re customer obsessed: Our decisions prioritize our external and internal customers

Are our DIB values aligned? Are they actively working towards inclusivity & equitability internally and more broadly in the insurance industry?

Yes. It’s reflected in their values, which you can read more about here. On an industry level, Lemonade has been clear that our advances toward fairness and equity in auto insurance, by minimizing risk proxies in favor of individual behavior, were among the reasons they were attracted to us. We are working to get more information on the makeup of their workforce, and we expect some of this will be covered in our upcoming All Hands with them.

Just as importantly, Lemonade is a B-Corp and a public benefit corporation, which means the company meets a certain standard of performance indicators and social good metrics to balance profit and purpose. The company set on a mission to transform insurance from a necessary evil into a social good, and they certainly walk the talk—they donate what’s leftover from claims’ payouts to charities, in what’s called the Lemonade Giveb ack. In 2021 alone, Lemonade gave more than $2 million to charities chosen by their customers (and planted nearly 200k trees!).

What will happen to EBS?

It’s business as usual for EBS. The team and its software products remain the same. The EBS team will be reaching out to their customers and prospects to assure them that no changes will be taking place as a result of the merger news.

How will EBS be included in the conversations going forward?

Amrish is communicating directly with the EBS team regarding plans to meet with Lemonade. Amrish has met with Lemonade’s CEO Daniel, who reinforced his and Shai’s thoughts from before — that Lemonade has wished to pursue an Enterprise business for a while and EBS helps accelerate that roadmap. For more specifics, please contact Amrish.

What should I tell our vendors and partners? Does this news impact our current vendors and partners, or how we do business with them?

Work with your manager and LT member to determine the right approach for each vendor and partner relationship, in consultation with your business partners in Legal and Finance. They have email templates for initial outreach, and should work with you to establish a point of contact and game plan for each one.

Will we still offer pay-per-mile? Will we add a traditional car insurance option?

Per-mile insurance will be rapidly expanding nationwide as part of this plan, and there is more to come about additional customer options that leverage all the advantages, expertise, and experience that we’ve built. Check out Lemonade’s blog post to read about how they described us “trailblazing” a path for car insurance and “identify low risk drivers with unrivaled precision.”

Are we still pursuing our business plans — which are still in play, which do we pause, etc.?

More to come; we want to be extremely thoughtful about how we grow while we progress to close, which will take about 4 to 6 months. We’ll be evaluating the best course of action to invest in one product, one brand and one team.

How will this impact 2022 OKR & headcount planning?

Again, more to come; we want to be extremely thoughtful about how we grow while we progress to close, which will take about 4 to 6 months. We’ ll be evaluating the best course of action to invest in one product, one brand and one team.

Will we keep our internal processes and tools (ex. Slack, Jira, Confluence, Salesforce etc.)?

In the interim between sign and close, the internal processes and tools will largely remain the same. We’ll engage with Lemonade to plan what the future state looks like during that time. (They love Slack, though, so no worries about that disappearing!)

What will happen to our anniversary gifts?

Our anniversary gifts will continue at least until close. We will evaluate the gifts to align with Lemonade’s benefits and recognition program as we eventually become one unified team.

How do we have 49 state licenses?

In 2016, we acquired a company called Mosaic Insurance Company, which has 49 state licenses. We still hold those licenses, though launching in a state is much, much more involved and intentional than obtaining a license.

Any plans for a company-wide Metromile meet-up?

There’s nothing planned right now specifically as a goodbye to Metromile, but we do still have our virtual holiday event on the books in December. We imagine that won’t be the very last thing we all do together, and of course, there will be plenty of chances to socialize post-close.

Are teams still allowed to have and pay for team-building events during this transition phase? If there’s ever been a time to keep morale high now is definitely one of them.

Absolutely—team events will continue to operate as usual during this time. We encourage teams to plan quarterly events within the allocated recognition budget. In addition to holding virtual events, in-person events can take place for offices in Phase 2. Currently only SF is in Phase 2. The People team will be providing more guidance on traveling and holiday get togethers soon.

Can we get a tax expert as a guest speaker to educate us on AMT and tax consequences?

Everyone’s financial situation is different. We encourage you to consult a financial advisor or tax professional who can educate you and help you make the right decisions.

Future Metromilers & Hiring

What does this mean for open roles we are recruiting for?

The Leadership Team met to discuss the headcount plan and identified roles for which we should continue to actively recruit. This includes roles currently open and those scheduled to be open through the remainder of 2021. Your Leadership Team member will connect with hiring managers to provide updates.

What does this mean for those who have signed offer letters, but have not yet started?

Offers will still be honored for those who have completed our interview process, were selected for the role, and accepted offers. We’ll be reaching out to these individuals to reinforce their role is still confirmed, how valuable they’ll be to the team, and that we’re expecting they’ll start as planned.

What will need to be disclosed to candidates/in offer letters?

The news is public, so we’ll be just as forthcoming with candidates about our plans to join forces and the overall time frame.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the use of words such as “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions or the negative versions of such terms or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements with respect to a possible acquisition involving Metromile, Inc. (“Metromile”) and Lemonade, Inc. (“Lemonade”) and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Lemonade and, following the acquisition, if completed, the combined entity. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about us that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the possible acquisition, adverse effects on the market price of Metromile’s or Lemonade’s shares of common stock and on Metromile’s and Lemonade’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Metromile’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Metromile’s or Lemonade’s shares of common stock, significant transaction costs and/or unknown or inestimable liabilities, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Metromile’s or, as the case may be, Lemonade’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Lemonade’s plans with respect to Metromile, Metromile’s or Lemonade’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Metromile is set forth under the captions “Risk Factors” in Metromile’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, Form 10-Q filed with the SEC on August 10, 2021, and in its other filings with the SEC.

Any forward-looking statements in this communication are based upon information available to Metromile and/or its board of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, neither Metromile nor any member of its board of directors undertakes any obligation to update any forward- looking statement as a result of subsequent events or developments, except as required by law to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Metromile or its board of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Metromile and Lemonade, Metromile and Lemonade will file relevant materials with the SEC, including a Lemonade registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade, and a definitive proxy statement will be mailed to stockholders of Metromile. INVESTORS AND SECURITY HOLDERS OF Metromile AND Lemonade ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS

ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov .. Copies of the documents filed with the SEC by Metromile will be available free of charge on Metromile’s internet website at https://ir.metromile.com/ under the tab “Financial Information” and under the subheading “SEC Filings” or by contacting Metromile’s Investor Relations Department through https://ir.metromile.com/investor-resources/contact-investor-relations . Copies of the documents filed with the SEC by Lemonade will be available free of charge on Lemonade’s internet website at https://investor.lemonade.com/ under the tab “Financials” or by contacting Lemonade’s Investor Relations Department at ir@lemonade.com.

Participants in the Solicitation

Metromile, Lemonade and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Metromile in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/proxy statement when it is filed with the SEC. Information regarding Metromile’s directors and executive officers is contained in Metromile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 which is filed with the SEC, and Metromile’s Current Report on Form 8-K, filed with the SEC on April 22, 2021, August 3, 2021 and October 13, 2021. Information regarding Lemonade’s directors and executive officers is contained in Lemonade’s definitive proxy statement, which was filed with the SEC on April 30, 2021, and Lemonade’s Current Report on Form 8-K, filed with the SEC on July 26, 2021.

Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Metromile’s security holders generally, by reading the prospectus/proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Metromile or Lemonade as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Lemonade will file a registration statement on Form S-4 that will include a proxy statement of Metromile and will also constitute a prospectus of Lemonade. INVESTORS AND SECURITY HOLDERS OF Metromile AND LEMONADE ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.